ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13002600

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to ____________

Commission File Number 000-52947

A. Full title of the plan and the address of the plan, if different from the issuer named below:

New England Bank Employees' Savings and Profit Sharing Plan and Trust

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

United Financial Bancorp, Inc.
95 Elm Street
West Springfield, MA 01089



SEC MAIL PROCESSING
RECEIVED
JUL 01 2013
WASH. D.C.
193
SECTION

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2012

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator and Trustees
New England Bank Employees' Savings & Profit Sharing Plan and Trust
West Springfield, MA

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We were engaged to audit the accompanying financial statements of the New England Bank Employees' Savings & Profit Sharing Plan and Trust which comprise the statements of net assets available for benefits as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the year ended December 31, 2012, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule of Assets Held at End of Plan Year is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
June 27, 2013

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com


SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Trustees of the
New England Bank Employees' Savings & Profit Sharing Plan and Trust
West Springfield, MA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of the New England Bank Employees' Savings & Profit Sharing Plan and Trust (Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
June 27, 2013

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

NEW ENGLAND BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2012	December 31, 2011
ASSETS:		
Investments, at fair value:		
Employer Stock fund	$1,561,788	$1,080,840
Common Trust funds	3,338,869	2,937,033
Notes receivable from participants	75,614	72,503
Total assets	4,976,271	4,090,376
LIABILITIES:		
Other	-	-
Total liabilities	-	-
Net assets available for benefits	$4,976,271	$4,090,376

The accompanying notes are an integral part of these financial statements.

NEW ENGLAND BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

Additions:	
Investment income:	
Net appreciation in fair value of investments	$ 838,928
Interest	525
Dividends	9,183
	848,636
Interest income from notes receivable from participant loans	3,470
Contributions:	
Employer	124,041
Participants	352,786
	476,827
Total additions	1,328,933
Deductions:	
Benefit payments to participants	411,986
Administrative expenses	31,052
Total deductions	443,038
Net increase	885,895
Net assets available for benefits:	
Beginning of year	4,090,376
End of year	$4,976,271

The accompanying notes are an integral part of these financial statements.

NEW ENGLAND BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The New England Bank Employees' Savings & Profit Sharing Plan and Trust (Plan) is a defined contribution plan that was available to all employees of New England Bank (Bank). The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description provides only general information about the Plan. Participants should refer to the Plan Agreement for a more complete description of the Plan.

The employer is the administrator of the Plan. Reliance Trust Company is the trustee of the Plan. Pentegra Services, Inc. provides recordkeeping services.

New England Bancshares, Inc., parent Company of New England Bank was acquired by United Financial Bancorp, Inc. on November 16, 2012. As of November 16, 2012, participants were no longer able to make contributions to the Plan and could not receive matching contributions for service or compensation earned after that date. In addition, the Plan was frozen to new participation after November 16, 2012.

Summary of Plan Provisions:

Eligibility and Entry Dates: There is no age requirement.

Employees were eligible for membership in the Plan on the first day of the month coinciding with or next following the completion of six months of employment.

Contributions: Participants were able to elect to contribute a pre-tax salary deferral of 1% to 100% of Plan salary, subject to IRS limits. Employees were not required to contribute in order to participate in the Plan.

The Plan allowed Roth contributions by participants. Roth contributions amounted to $14,312 in 2012.

The Plan allows rollover contributions of eligible rollover distributions from any other IRS qualified retirement plan or IRA. There were no participant rollover contributions in 2012.

The Bank matched 50% of the first 6% of employee contributions.

Vesting: If employment is terminated for reasons other than death, disability or retirement, then participants are entitled to receive only their vested percentage of their account balance.

Participants are always 100% vested in employee salary deferrals, rollover and Roth contributions and employer matching contributions.

Normal Retirement Age: Normal retirement age is 65.

Summary of Accounting Policies:

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefits are recorded when paid. Hardship withdrawals are allowed.

Participant Account - Each participant's account is credited with the participant's contribution and a proportionate allocation of any Bank contribution and plan earnings.

Participant Loans - Loans are allowed in accordance with rules and regulations outlined in a written loan policy. Participant loans are limited to no more than 50% of a participant's vested account balance, or $50,000, if less.

Administrative Expenses – Certain expenses, including trustee, custodian and recordkeeping services are paid from participants' investment funds. Other administrative expenses relating to the Plan are paid by the employer.

2. TAX STATUS

The Plan obtained its latest determination letter on April 18, 2003, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

3. FAIR VALUE MEASUREMENTS

The Plan's investments are reported at fair value in the accompanying statements of net assets available for benefits.

		Fair Value Measurements Using:		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unoservable Inputs (Level 3)
December 31, 2012				
Common Trust funds	$3,338,869	$ -	$3,338,869	$ -
Employer Stock fund	1,561,788	-	1,561,788	-
Total	$4,900,657	$ -	$4,900,657	$ -

		Fair Value Measurements Using:		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011				
Common Trust funds	$2,937,033	$ -	$2,937,033	$ -
Employer Stock fund	1,080,840	-	1,080,840	-
Total	$4,017,873	$ -	$4,017,873	$ -

ASC 820 "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of the unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets and Level 3 inputs to the valuation methodology are unobservable and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were only used when Level 1 or Level 2 inputs are not available.

Level 2 Fair Value Measurements

The fair value of Common Trust funds and the Employer Stock fund is measured at net asset value per unit (NAV). The NAV's are published to external sources, therefore Common Trust funds and the Employer Stock fund are generally not deemed to have a readily determinable fair value in the current accounting framework.

4. INVESTMENTS

The Plan offered various investment options, primarily State Street Global Advisors Common Trust funds and the Employer Stock fund through November 16, 2012.

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $838,928, as follows:

Common Trust funds	$359,988
Employer Stock fund	478,940
	$838,928

The following investment securities represent five percent or more of the Plan's net assets at December 31:

	Fair Value	
Investment	2012	2011
Employer Stock fund	$1,561,788	$1,080,840
Invesco Stable Value Fund	357,021	282,882
State Street Global Advisors Moderate Strategic Balanced Fund	556,129	451,905
State Street Global Advisors Aggressive Strategic Balanced Fund	292,458	248,661
State Street Global Advisors S&P 500 Index Fund	263,073	215,625
State Street Global Advisors S&P Midcap Index Fund	422,706	341,097
State Street Global Advisors Short-Term Investment Fund	-	215,817

5. RELATED-PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments qualify as party in interest transactions, as follows. United Financial Bancorp, Inc. acquired New England Bancshares, Inc., the Plan sponsor.

Investments at December 31, 2012 include the Employer Stock fund, with a fair value of $1,561,788. Investments at December 31, 2011 include the Employer Stock fund, with a fair value of $1,080,840. At December 31, 2012, the Employer Stock fund included common stock of United Financial Bancorp, Inc. and at December 31, 2011 the Employer Stock fund included common stock of New England Bancshares, Inc. In 2012, total appreciation on these funds amounted to $478,940.

Notes receivable from participants and interest on notes receivable from participants also qualify as party in interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a full Plan termination, participants will become 100 percent vested in their accounts.

7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2012	2011
Net assets available for benefits per the financial statements	$4,976,271	$4,090,376
Difference	-	-
Net assets per Schedule H of Form 5500	$4,976,271	$4,090,376

The following is a reconciliation of the net increase per the financial statements to Form 5500 for the year ended December 31, 2011:

	2012
Net increase in net assets per the financial statements	$885,895
Difference	-
Net income per Schedule H of Form 5500	$885,895

9. SUBSEQUENT EVENTS

The plan has evaluated subsequent events through June 27, 2013, the date the financial statements were available to be issued. New England Bancshares, Inc., parent company of New England Bank was acquired by United Financial Bancorp, Inc. on November 16, 2012. As a result, plan assets were transferred in April 2013 to The Cooperative Banks' Employee's Retirement Association.

NEW ENGLAND BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
EMPLOYER IDENTIFICATION #04-1858810
PLAN #002
SUPPLEMENTAL SCHEDULE

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2012

IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	CURRENT VALUE

(See accompanying schedule)

Schedule H, Line 4i
Schedule of Assets (Held At End of Year)

Name of Plan:

► New England Bank Employees' Savings & Profit Sharing Plan and Trust

Employer Identification Number:► 04-1858810

For plan year (beginning/ending):► January 1, 2012 through December 31, 2012 Plan number:► 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	e) Current value
*	United Financial Stock	Common Stock	755,958	1,561,788
	State Street Global Advisors	Short Term Investment Fund CL A	135,670	135,670
	State Street Global Advisors	U.S. Short Term Investment Fund CL A	3,048	3,048
	Invesco National Trust Company	Invesco Stable Value Fund	329,875	357,021
	State Street Global Advisors	Aggressive Strategic Balanced Fund CL I	226,109	292,458
	State Street Global Advisors	Moderate Strategic Balanced Fund CL I	430,396	556,129
	State Street Global Advisors	Conservative Strategic Balanced Fund CL I	78,209	93,999
	State Street Global Advisors	S&P Large Cap Growth R Indx SL SF CL I	155,168	211,329
	State Street Global Advisors	S&P Large Cap Value R Indx SL SF CL I	145,900	194,491
	State Street Global Advisors	US Long Treasury Indx NL SF CL A	121,578	132,522
	State Street Global Advisors	Intl Indx NL SF CL A	178,401	202,658
	State Street Global Advisors	S&P Midcap R Indx NL SF CL A	360,134	422,706
	State Street Global Advisors	NASDAQ 100 Indx R NL SF CL A	52,041	68,372
	State Street Global Advisors	Tuckerman U.S. REIT Indx NL SF CL A	32,406	40,035
	State Street Global Advisors	Russell Small Cap R Indx NL SF CL A	151,056	175,852
	State Street Global Advisors	S&P 500 R Indx NL SF CL A	226,195	263,073
	State Street Global Advisors	SSgA Target Retirement 2015 NL SF CL A	73,645	82,549
	State Street Global Advisors	SSgA Target Retirement 2025 NL SF CL A	21,390	24,270
	State Street Global Advisors	SSgA Target Retirement 2035 NL SF CL A	11,833	13,056
	State Street Global Advisors	SSgA Target Retirement 2045 NL SF CL A	6,154	6,883
	State Street Global Advisors	U.S. Bond Indx NL SF CL A	59,650	62,747
*	Participant Loans	Interest Rate 4.25% - 10.50%	75,614	75,614

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEW ENGLAND BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST



Date: June 27, 2013

By: Miriam J. Siegal
Plan Administrator
United Bank

EXHIBIT INDEX

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm



SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-135035 and 333-136875) of New England Bancshares, Inc. of our report dated June 27, 2013, related to the statements of net assets available for benefits of as December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012 which are included in the December 31, 2012 Annual Report on Form 11-K of New England Bank Employees' Savings & Profit Sharing Plan and Trust.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
June 27, 2013

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com